Exhibit 99.1

PMA Graphene Technology Group Inc. Announces Leadership Changes and Appointment of Mr. Lei Liu as

Chief Executive Officer

Hong Kong, September 16, 2026 – PMA Graphene Technology Group Inc. (the “Company” or “PMA”) (NASDAQ: PMA), a Hong Kong-based company mainly engaged in wet trades works whose mission it is to become the leading wet trades works service provider in Hong Kong, announces certain changes to its management.

The Company announced that on September 16, Mr. Zhijun Pan resigned as Chief Executive Officer effective immediately. Mr. Pan’s resignation is due to his personal work commitment and is not a result of any disagreement with the Company relating to its operations, policies or practices. Mr. Pan will continue to be a director and the chairman of the board of directors (the “Board”) of the Company.

Effective September 16, 2026, the Board appointed Mr. Lei Liu as Chief Executive Officer to fill the vacancy created by the resignation of Mr. Pan. Mr. Lei Liu, age 42, has over 9 years of experience in business management. Since August 2024, Mr. Liu has been the general manager of Meals Through Seasons Ecological Technology Group. From December 2021 to June 2024, Mr. Liu was the vice-chairman of Dongfang Zibu Technology Group. From December 2018 to October 2021, Mr. Liu was the vice general manager of Beijing Zhongjian Guokong Inspection Control Technology Group. From August 2017 to October 2018, Mr. Liu was the assistant general manager of Lingxia Anchuang Peikang Biological Technology Company Limited. Mr. Liu obtained a bachelor degree in information management and information system from Hebei University of Economics and Business in 2006 and a master degree in software engineering from Beihang University in 2014.

About PMA Graphene Technology Group Inc.

PMA Graphene Technology Group Inc. is a Hong Kong-based company mainly engaged in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. The Company conducts its wet trades works business through its two wholly-owned Hong Kong operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co. Limited. MS (HK) Engineering Limited is a registered subcontractor and a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MS Engineering Co. Limited mainly focuses on private sector projects. The Company also conducts graphene thermal management technology activities through its subsidiary, PMA Nano Carbon Technology Pte. Ltd. For more information, please visit the Company’s website: https://ir.ms100.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

PMA Graphene Technology Group Inc.

Investor Relations Department

Email: ir@ms100.com.hk